

Mail Stop 3561

September 2, 2016

Via E-mail
Michael Midlam
Principal Executive Officer
Rancho Santa Fe Mining, Inc.
9655 Granite Ridge Drive, Suite 200
San Diego, CA 92123

> **Re: Rancho Santa Fe Mining, Inc.**
> **Amended Registration Statement on Form S-1/A**
> **Filed August 29, 2016**
> **File No. 333-208550**

Dear Mr. Midlam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016, letter.

Legal Proceedings, page 30

1.   We note your response to comment 7. Please advise us of the parties and background of the lawsuit for which you assumed the liabilities.

Certain Relationships and Related Transactions, page 39

2.   Please disclose any interest rate or other material terms of the cash advances from executives.

Financial Statements

Unaudited Financial Statements for the Quarter Ended June 30, 2016
Statements of Operations and Cash Flows, page F-13 and F-14

3. We note you continue to include a column for the three months ended June 30, 2015 and nine months ended June 30, 2015 in your statements of operations at page F-13 and a column for nine months ended March 31, 2016 in your statement of cash flows at page F-14 in your interim financial statements. Considering your date of inception is July 24, 2015, please revise to remove these columns or tell us why inclusions of these columns are necessary.

Recent Sales of Unregistered Securities, page 63

4. We note your response to comment 9. We also note that you continue to disclose that the number of shares issued to HMCI shareholders represented 45% of the Company's issued and outstanding shares at the time of their issuance in October 2015. However, it appears that upon issuance of 13,500,000 shares to HMCI shareholders, there were 27,000,000 shares issued and outstanding and, thus, HMCI shareholders would have held 50% of the Company's issued and outstanding shares. Please revise your disclosure accordingly.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions on engineering matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: John O'Leary, Esq.
        Lucosky Brookman LLP